SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               ------------

                              SCHEDULE 13G/A
                              (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                           (Amendment No. 2)(*)

                     Comcast UK Cable Partners Limited
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                             (Name of Issuer)

                           Class A Common Shares
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                      (Title of Class of Securities)

                                 G22984101
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                              (CUSIP Number)

                             October 29, 1998
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          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

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  (*)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G22984101                  13G                     Page 2 of 6 Pages

 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     COMCAST U.K. HOLDINGS, INC.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)    [ ]
                                                                    (b)    [X]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

                              5.  SOLE VOTING POWER

                                  NONE.

     NUMBER OF                6.  SHARED VOTING POWER
      SHARES
   BENEFICIALLY                   NONE.
     OWNED BY
       EACH                   7.  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                    NONE.

                              8.  SHARED DISPOSITIVE POWER

                                  NONE.

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NONE.

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                 [ ]
     CERTAIN SHARES*

 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     NONE.

 12. TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).  Name of Issuer:

               Comcast UK Cable Partners Limited (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

               Clarendon House, 2 Church Street West, Hamilton, HM11, Bermuda.

Item 2(a), (b) and (c). Name of Person Filing; Address of Principal Business Office; Citizenship:

               This statement is being filed by Comcast U.K. Holdings, Inc., a Delaware corporation ("UK Holdings"). UK Holdings is a direct wholly owned subsidiary of Comcast International Holdings, Inc., a Delaware corporation ("CIH"). CIH is a direct wholly owned subsidiary of Comcast Corporation, a Pennsylvania corporation ("Comcast"). As of September 30, 1998, Sural Corporation, a Delaware corporation ("Sural"), is the owner of 795,038 shares of Comcast's Class A Common Stock and is the sole owner of Comcast's Class B Common Stock outstanding. Mr. Brian L. Roberts, President and a director of Comcast has sole voting power over stock representing a majority of voting power of all Sural stock. Pursuant to Rule 13d-3 of the Securities Exchange
Act of 1934 (the "Exchange Act"), Mr. Roberts is deemed to be the beneficial owner of Comcast's Class A Common Stock owned by Sural. Mr. Robert's beneficial ownership also includes 2,705 shares of Comcast's Class A Common Stock owned directly and 1,356 shares of Comcast's Class A Common Stock owned by his wife, as to which shares he disclaims beneficial ownership. Furthermore, pursuant to Rule 13d-3 of the Exchange Act, Mr. Roberts is deemed to be the beneficial owner of Comcast's Class B Common Stock owned by Sural. Since each share of Comcast's Class B Common Stock is entitled to fifteen votes, the shares of Comcast's Class A Common Stock and Comcast's Class B Common Stock owned by Sural constitute approximately 81% of the voting power of the two classes of Comcast's voting common stock combined as of September 30, 1998. Comcast's Class B Common Stock is convertible on a share-for-share basis into Comcast's Class A Common Stock or Comcast's Class A Special Common Stock. If Sural were to convert Comcast's Class B Common Stock that it beneficially owns into Comcast's Class A Common Stock, Mr. Roberts would beneficially own 9,585,349 shares of Comcast's Class A Common Stock (approximately 23.6% of Comcast's Class A Common Stock).

               The principal business address of Comcast and Brian L. Roberts is 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. The principal business address of each of UK Holdings, CIH and Sural is 1105 N. Market Street, Wilmington, Delaware 19801.

Item 2(d).  Title of Class of Securities:

               The class of securities to which this statement relates is the Class A Common Shares of the Company.

Item 2(e).  CUSIP Number:

               G22984101

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;

               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act;

               (e) [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4. Ownership.

               (a) Amount Beneficially Owned.

                    On February 4, 1998, the Company entered into an
               Agreement and Plan of Amalgamation (as amended, the "Amalgamation Agreement") with NTL Incorporated ("NTL") and a wholly owned subsidiary of NTL, which provides that the Company become a wholly owned subsidiary of NTL (the "Amalgamation"). Pursuant to the Amalgamation, which was completed on October 29, 1998, each Class A Common Share of the Company was canceled in consideration for the receipt of .3745 shares of Common Stock of NTL. As of the date hereof, U.K. Holdings beneficially owns no Class A Common Shares of the Company.

               (b) Percent of Class.

               None.

               (c) Deemed Voting Power and Disposition Power:

               Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote........ None.

                   (ii) Shared power to vote or to direct the vote...... None.

                  (iii) Sole power to dispose or to direct the
                        disposition of.................................. None.

                   (iv) Shared power to dispose or to direct the
                        disposition of.................................. None.

Item 5. Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Inapplicable.

Item 8. Identification and Classification of Members of the Group.

               Inapplicable.

Item 9. Notice of Dissolution of Group.

               Inapplicable.

Item 10. Certifications.

               Inapplicable.



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1998               COMCAST UK CABLE PARTNERS LIMITED

                                      By: /s/ Arthur R. Block
                                          ---------------------------------
                                          Name: Arthur R. Block
                                          Title: Vice President and Senior
                                                 Deputy General Counsel


               The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

               Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).